NASDAQ: NICM

TSX.V: NIM
FSE: HLIA

Nicola Mining Provides Update on Exploration Activities and Successfully
Confirms New Poprphy Target at Its New Craigmont Copper Project

VANCOUVER, BC, June 26, 2026 - Nicola Mining Inc. (the "Company" or "Nicola") (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) is pleased to announce the successful completion of the inaugural drill hole at the newly identified Jotun target within its wholly owned New Craigmont Copper Project ("New Craigmont"), located near Merritt, British Columbia. The first-ever drill hole at Jotun has confirmed the presence of geological characteristics consistent with a highly prospective porphyry copper target, further validating the Company's evolving exploration model and reinforcing the significant discovery potential of the broader New Craigmont property.

In addition to diamond drilling at Jotun, Nicola completed an extensive soil geochemistry program over the Draken target, another emerging porphyry centre, and an airborne geophysical survey covering the entire New Craigmont property (collectively, the "2026 Program").1 The 2026 Program represents the most comprehensive and technically advanced porphyry exploration campaign ever undertaken by the Company at New Craigmont. The integration of drilling, geochemistry, and property-wide geophysics is expected to significantly enhance target definition, improve vectoring toward potential mineralized centres, and establish a robust technical framework for systematic exploration. The resulting dataset is anticipated to substantially refine future drill targeting and position the Company for an aggressive and highly focused exploration program in 2027.

Figure 1. Location Map of the Exploration Activities (Drilling and Soil Sampling)

1 News Release dated April 28, 2026  Link

Diamond Drilling

Drill hole JT-26-001 was completed to a depth of 840 metres at the newly identified Jotun target, a compelling porphyry copper target generated through the integration of multiple datasets, including geophysical anomalies, epidote geochemistry, historical near-mine drilling, and its favourable spatial relationship to known surface copper showings. The target represents a key component of Nicola's evolving district-scale exploration model at New Craigmont and was selected as a high-priority drill target based on its potential to host a significant porphyry system.

JT-26-001 intersected predominantly hornblende diorite of the Guichon Creek Border Phase, consistent with the Company's geological interpretation. Throughout the hole, alteration intensity varied considerably, transitioning between propylitic, sericitic, and potassic assemblages, indicative of a dynamic and evolving hydrothermal environment. The occurrence of these alteration styles over a substantial vertical extent is considered highly encouraging and supports the presence of a large-scale mineralizing system.

The drill hole also intersected multiple fault zones and intensely fractured intervals, several of which are associated with clay gouge, hematite-limonite alteration, and remobilized copper mineralization. Of particular significance, several of these structures contain visible native copper occurring along fractures and fault planes in association with hematite and limonite alteration (Photo 1). The presence of native copper within these structurally controlled zones is interpreted as evidence of a complex hydrothermal history and may reflect localized low sulphur fugacity and reducing conditions associated with late-stage fluid evolution. Importantly, these observations demonstrate that copper-bearing fluids were active within the system and provide further evidence of a fertile mineralizing environment.

Collectively, the alteration assemblages, structural architecture, hydrothermal overprint, and occurrence of visible native copper encountered in JT-26-001 are considered highly encouraging indicators of porphyry-related mineralizing processes and further support the exploration potential of the Jotun target. The results from this inaugural drill hole will play an important role in refining the Company's geological model and guiding future drilling designed to vector toward the core of the mineralizing system.

Picture 1: Hornblende Diorite at 447m depth containing visible native copper within hematite and limonite-goethite.

Copper mineralization is concentrated along fault-related structures and fractures highlighting the importance of structural controls on fluid flow and mineral deposition.

Mineralization consists primarily of bornite-bearing veins with subordinate chalcopyrite-bornite assemblages occurring within veinlets, fractures, and localized alteration halos. The strong structural overprint, together with the occurrence of native copper and bornite-rich mineralization, supports the interpretation of an evolving hydrothermal system displaying possible transitional characteristics between porphyry-style and skarn-related mineralization.

The top 186m of this hole displayed the strongest and most encouraging porphyry-style alternation drilled to date at New Craigmont, characterized mainly by a higher abundance of quartz-Kfeldspar veins. This drill hole confirmed Jotun as a porphyry target, and one Nicola should go back to and drill next year. Using the data from this year's hole, combined with holes NC23-005 and NC23-006, and the results of this year's MobileMT survey (see below) Nicola geologists plan to generate another drill target for next year. It's clear that the faults play a significant role in mineralization, and modelling will focus on using geophysics to understand the faults and incorporate them into the Company's target concepts.

Geophysical Survey

Nicola completed a Mobile Magnetotelluric ("Mobile MT") geophysical survey across the property to improve the resolution of previous geophysical datasets and further refine exploration targets for future drilling. The Mobile MT survey is intended to help refine and narrow down areas of interest associated with potential porphyry-style mineralization beneath cover.

The survey was conducted by Expert Geophysics Limited, totaling approximately 1,436 line-kms on survey lines spaced approximately 100 metres apart, providing higher-resolution subsurface imaging and better definition of resistivity features compared to earlier regional-scale geophysical surveys completed across the property.

The company has now received the final dataset and is actively integrating the results to develop a solid targeting framework aimed to refined targets for future drill testing.

Soil Sampling

Nicola completed a Mobile Metal Ion ("MMI") soil sampling program in the northwestern portion of the New Craigmont property, covering the Draken target area. This program is designed to build upon and extend soil sampling work previously completed in 2019 and 2021 (Figure 1), while incorporating an enhanced focus on detecting geochemical signatures associated with sulphide mineralization.

The Draken area is characterized by limited bedrock exposure, with partial outcrops present locally but with cover across most of the target area. Under these conditions, MMI soil sampling is considered an appropriate exploration method.

The MMI survey was conducted by Geotronics Consulting Inc., with analytical services provided by SGS Canada Inc., utilizing a standardized Mobile Metal Ion sampling methodology, a weak extraction technique used to measure mobile metal ions in soils. The program covers an area of approximately 3.5 kilometres by 2.5 kilometres (approximately 8.75 square kilometres), with sampling conducted along lines spaced approximately 200 metres apart, and individual samples collected at 50-metre intervals along each line. The program included approximately 1000 soil samples across the target area.

The Company completed three diamond drill holes in the Draken area during the 2025 exploration program, which provided valuable geological information and confirmed the presence of favourable host lithologies and alteration assemblages. The current MMI program is intended to refine and prioritize exploration targets by improving the spatial definition of potential mineralized zones beneath cover.

Pending results will be interpreted in collaboration with ALS Geoanalytics and integrated with existing geological, geophysical, and drilling data to refine exploration targets and guide future exploration activities in the northwestern portion of the property.

Ongoing Activities

Nicola is preparing to begin a drill program at its Treasure Mountain silver project before returning to New Craigmont later in the season, to integrate results from the 2026 Program with existing geological, geochemical, geophysical, and drilling data to support future drill targeting and exploration activities at New Craigmont. Nicola geologists expect to have a database compiled of all drilling to date, which has never been done before.

The Company also expects to have its pXRF and SWIR geochemical dataset fully processed during the season, including data from drill hole JT-26-001, which is scheduled for analysis in July. The results will support further interpretation of hydrothermal alteration patterns and help guide decisions on whether to continue expanding this work with additional data collection.

The Company expects to provide additional updates on exploration activities and results as the field season progresses.

Qualified Person

The scientific and technical disclosure included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President, Exploration for the Company.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ Exchange, the TSX-V Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high-grade BC-based gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a property that hosts historic high-grade copper mineralization and covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information

Contact:  Peter Espig
Phone: (778) 385-1213
Email: info@nicolamining.com

URL: www.nicolamining.com

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